Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation or Organization
Deep Isolation, Inc.	Delaware
Deep Isolation US LLC	Delaware
Deep Isolation EMEA Limited	England and Wales
Freestone Environmental Services, Inc.	Washington